STRONGHOLD TECHNOLOGIES, INC.
                                 106 Allen Road
                             Basking Ridge, NJ 07920
                                 (908) 903-1195


                                  July 13, 2005




VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

        Re:      Stronghold Technologies, Inc. (the "Company")
                 Registration Statement on Form SB-2
                 Initially Filed July 21, 2004
                 File No. 333-117532

Ladies and Gentlemen:

        We previously filed the above-referenced Form SB-2 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because the Company elected to not pursue the registration of the securities included therein at this time. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact our attorney, Stephen M. Fleming, Esq., at 212-398-1494.

        Thank you for your assistance in this matter.


                          Stronghold Technologies, Inc.


                           By: /s/ Christopher Carey
                               -------------------------
                               Christopher Carey
                               CEO